As Filed with the U.S. Securities and Exchange Commission on October 19, 2023

1933 Act File No. 333-221045
1940 Act File No. 811-23305

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
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FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
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American Century ETF Trust Cboe BZX Exchange, Inc. (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
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4500 MAIN STREET, KANSAS CITY, MISSOURI 64111 (Address of Principal Executive Offices) (Zip Code)
(816) 531-5575 (Phone Number)
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AMERICAN CENTURY® FOCUSED DYNAMIC GROWTH ETF AMERICAN CENTURY® FOCUSED LARGE CAP VALUE ETF (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Century ETF Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person on this 19th day of October, 2023.

By:	/s/ Ashley Bergus Ashley Bergus Assistant Secretary